Filed by Fortis SA NV

This communication is filed pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14d-2 under the Securities Exchange Act of 1934, as amended

Subject Company: ABN AMRO Holding NV

Commission File Number: 001-14624

Date: July 16, 2007

On July 16, 2007, Fortis, Royal Bank of Scotland and Santander issued the following press release:

16 July 2007 – Fortis, RBS and Santander Confirm Proposed Offer for ABN AMRO of €38.40

Fortis, RBS and Santander (collectively “the Banks”) today confirm their intention to proceed with their proposed offer for ABN AMRO. The value offered per ABN AMRO Share remains unchanged at €38.40 and the cash component of the proposed offer is increased to approximately 93%. The Banks will remove pre-conditions and conditions relating directly to the LaSalle Situation. The Banks have received assurances from ABN AMRO that their proposed offer will be dealt with on a level playing field.

The Banks intend to offer the following (the “Revised Offer”), through their acquisition vehicle RFS Holdings (subject to certain pre-conditions):

€38.40 per ABN AMRO Share, 13.7% above the value of Barclays’ proposed Offer(1)

Comprising €35.60 in cash plus 0.296 New RBS Shares

Under this Revised Offer, the total consideration payable by the Banks to ABN AMRO shareholders will be €71.1 billion. The share of the consideration to be provided by each Bank will remain unchanged at the figures set out in the Banks’ announcement of 29 May 2007.

Approximately 93%, or €66 billion, of the Revised Offer consideration will be payable in cash, and the remaining 7%, or €5 billion, will comprise New RBS Shares.(2) No element of the consideration will be contingent on the LaSalle Situation.

The Revised Offer will be subject to the satisfaction or waiver of certain conditions customary for transactions of this type and other conditions including those set out in the Banks’ announcement of 29 May except that the Revised Offer will not be subject to pre-conditions or conditions relating directly to the LaSalle Situation. The conditions to the Revised Offer will include ABN AMRO not having made or agreed to make any acquisitions or disposals of a material part of its business or assets, with the exception of the disposal of LaSalle.

The Banks are well advanced in the process of making filings for and receiving regulatory and competition approvals. Approvals have already been received from a number of regulatory authorities, including the UK Financial Services Authority.

The Banks intend to issue offer documentation and to make a public SEC filing as soon as possible following the completion of review processes by the AFM and the UKLA.

The Banks firmly believe that the Revised Offer is the most valuable option available to ABN AMRO shareholders. The Banks continue to believe that the acquisition of ABN AMRO by the Banks will deliver significant benefits for customers and employees.

(1)	Based on the price of RBS Ordinary Shares of 640.0p at the close of business on 13 July 2007 and on the value of Barclays’ proposed offer on the basis set out in the Banks’ announcement of 29 May 2007
(2)	Based on undiluted number of shares, as set out in Appendix IV of the Banks’ announcement of 29 May 2007

Capitalised terms in this announcement are as defined in the Banks’ announcement of 29 May 2007, unless otherwise defined in this announcement.

Important Information

This announcement is made pursuant to article 9b(1) of the Dutch Decree on the Supervision of the Securities Trade 1995.

In connection with the proposed offer for ABN AMRO, RBS expects to file with the U.S. SEC a Registration Statement on Form F-4, which will constitute a prospectus, and the Banks expect to file with the SEC a Tender Offer Statement on Schedule TO and other relevant materials. INVESTORS ARE URGED TO READ ANY DOCUMENTS REGARDING THE PROPOSED OFFER IF AND WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors will be able to obtain a copy of such documents, without charge, at the SEC’s website (http://www.sec.gov) once such documents are filed with the SEC. Copies of such documents may also be obtained from each Bank, without charge, once they are filed with the SEC.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. This press release is not an offer of securities for sale into the United States. No offering of securities shall be made in the United States except pursuant to registration under the US Securities Act of 1933, as amended, or an exemption therefrom.

Forward-Looking Statements

This announcement includes certain “forward-looking statements”. These statements are based on the current expectations of the Banks and are naturally subject to uncertainty and changes in certain circumstances. Forward-looking statements include any statements related to the benefits or synergies resulting from a transaction with ABN AMRO and, without limitation, statements typically containing words such as “intends”, “expects”, “anticipates”, “targets”, “plans”, “estimates” and words of similar import. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by such forward-looking statements. These factors include, but are not limited to, the presence of a competitive offer for ABN AMRO, satisfaction of any pre-conditions or conditions to the proposed offer, including the receipt of required regulatory and anti-trust approvals, the successful completion of the offer or any subsequent compulsory acquisition procedure, the anticipated benefits of the proposed offer (including anticipated synergies) not being realized, the separation and integration of ABN AMRO and its assets among the Banks and the integration of such businesses and assets by the Banks being materially delayed or more costly or difficult than expected, as well as additional factors, such as changes in economic conditions, changes in the regulatory environment, fluctuations in interest and exchange rates, the outcome of litigation and government actions. Other unknown or unpredictable factors could cause actual results to differ materially from those in the forward-looking statements. None of the Banks undertake any obligation to update publicly or revise forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent legally required.

Any offer made in or into the United States will only be made by the Banks and/or RFS Holdings directly or by a dealer-manager that is registered with the SEC.

Fortis N.V., Archimedeslaan 6, 3584 BA Utrecht, Netherlands; Fortis SA/NV, Rue Royale 20, 1000 Brussels, Belgium

The Royal Bank of Scotland Group plc, Head Office, Gogarburn, Edinburgh EH12 1HQ, U.K. Registered Office, 36 St Andrew Square, Edinburgh EH2 2YB, U.K. Registered in Scotland No 45551

Banco Santander, S.A., Ciudad Grupo Santander, Avenida de Cantabria, s/n, 28660 Boadilla del Monte, Madrid, Spain